TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

2012 DRILLING STARTS ON MIRANDA’S ESTER DOME PROJECT, ALASKA

Vancouver, BC, Canada – May 28, 2012, Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Agnico-Eagle (USA) Limited (“Agnico”), a wholly owned subsidiary of Agnico-Eagle Mines Limited (TSX: AEM) has started its 2012 drilling program on Miranda’s Ester Dome project located in the Fairbanks mining district of Alaska.

Agnico, Miranda’s funding partner at Ester Dome, plans to drill approximately 5,900 ft (1,800 m) in nine holes. Drilling is designed to continue testing a large northwest-trending soil anomaly associated with a cluster of granitic bodies intruding schist and quartzite, and to offset significant mineralization drilled in late 2011.

The following table summarizes significant (defined as those gold grades of 0.010 oz Au/t (0.343 g Au/t) or higher over intervals of 5 ft (1.5 m) or longer) previously reported for 2011 drilling.

Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
11ED01	57-62	5	0.017	1.5	0.598
	117-122	5	0.013	1.5	0.449
	167-170	3	0.027	0.9	0.922
	444-451.5	7.5	0.021	2.3	0.723
	759-767	8	0.024	2.4	0.811
	967-972	5	0.013	1.5	0.449
	982-987	5	0.013	1.5	0.434
11ED02	60-72.5	12.5	0.010	3.8	0.357
	187-192	5	0.010	1.5	0.343
	285-295	10	0.012	3.0	0.412
	483.5-492	8.5	0.024	2.6	0.831
	542-547	5	0.015	1.5	0.522
11ED03	26-36	10	0.012	3.0	0.397
	66-73	7	0.013	2.1	0.452
	175-200	25	0.015	7.6	0.520
	215-235	20	0.018	6.1	0.603
(True widths of mineralization cannot be determined at this time)

Drilling will test internal northeast-trending geochemical highs within the broader soil anomaly, which may possibly represent controls to higher-grade mineralization, and also magnetic anomalies associated with anomalous gold values and mapped intrusives.

Gold mineralization drilled in 2011 is associated with intense fracturing accompanied with iron oxides and quartz-sulfide veinlets.  Locally mineralization is controlled by low-angle faults.  Historic drilling by Placer Dome Exploration in 1998 demonstrated that these low-angle faults can control high-grade mineralization when 19.7 ft of 2.7 oz Au/t (6 m of 92.6 g Au/t) and 10 ft of 0.513 oz Au/t (3 m of 17.6 g Au/t) was intersected in two holes within the south edge of the soil anomaly being tested by Agnico.

Project Detail

Ester Dome and the surrounding Fairbanks Mining District are considered part of the Tintina Gold Province that extends from southwest Alaska through the central Yukon and is reported to contain resources of approximately 35 million ounces of gold. The Tintina belt is characterized by variants of intrusive-related gold deposits. The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi (35.7 sq. km) and is located 5 mi (8 km) from Fairbanks, Alaska. The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were reported to have been mined on the flanks of Ester Dome and the property covers the majority of the of the upland source area for that production.

The geology of Ester Dome comprises a suite of meta-sedimentary schist and quartzite separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger-tonnage bulk-minable intrusion-related gold-deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in meta-sedimentary rocks, provide target analogues for exploration at Ester Dome.

All data, disclosed in this press release, including analytical and test data, have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Limited, Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on near-by properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.